FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on April 25, 2003, announcing the Company's First Quarter 2003 results

.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2003 and for the three-month period then ended

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of

March 31, 2003 and for the three-month

period then ended together with the report of
Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have made a limited review of the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of March 31, 2003 and the related consolidated statements of income, changes in shareholders'equity and cash flows for the three-month period then ended, stated in Peruvian nuevos soles. The preparation of these consolidated financial statements is a responsibility of the Company's management.

We conducted our limited review in accordance with auditing standards generally accepted in Peru. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for them to be in conformity with the accounting principles generally accepted in Peru.

Effective January 1, 2003, the Company has adopted IAS 39 "Financial Instruments - Recognition and Measurement" which effects are described in notes 5 and 12 to the consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

April 22, 2003

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and March 31, 2003 (unaudited)
	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	90,642	109,361	31,471
Trade and other accounts receivable, net		85,932	79,330	22,829
Accounts receivable from affiliates	11	30,661	30,338	8,730
Inventories, net	4	74,408	80,423	23,143
Current portion of prepaid taxes and expenses		30,860	36,308	10,448
		_________	_________	_________
Total current assets		312,503	335,760	96,621

Long-term account receivable		8,969	9,456	2,721
Prepaid taxes and expenses		13,233	9,500	2,734
Investments in shares	5	1,184,448	1,237,043	355,984
Property, plant and equipment, net		369,352	368,313	105,989
Development costs and mineral lands, net		148,194	151,002	43,454
Mining concessions, net	6	173,768	169,627	48,814
		_________	_________	_________
Total assets		2,210,467	2,280,701	656,317
		_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	7	43,826	35,205	10,131
Trade accounts payable		36,344	27,953	8,044
Accounts payable to affiliates	11	22	22	6
Dividends payable	9(e)	1,343	43,394	12,488
Other current liabilities		62,285	58,941	16,961
Current portion of long-term debt	8	17,192	18,643	5,365
		_________	_________	_________
Total current liabilities		161,012	184,158	52,995
Derivative instruments	12(a)	-	335,552	96,562
Deferred income tax and workers' profit sharing		17,464	16,948	4,877
Long-term debt	8	113,331	105,223	30,280
		_________	_________	_________
Total liabilities		291,807	641,881	184,714
		_________	_________	_________
Minority interest		45,986	65,623	18,884
		_________	_________	_________
Shareholders' equity, net	9
Capital stock		610,735	610,735	175,751
Investment shares		1,652	1,652	475
Additional paid-in capital		545,266	545,266	156,911
Legal reserve		77,042	95,416	27,458
Retained earnings		646,313	335,579	96,570
Cumulative translation adjustment		6,961	(16,192)	(4,660)
Unrealized gain on investments in shares carried at fair value		-	16,036	4,615
Treasury shares		(15,295)	(15,295)	(4,401)
		_________	_________	_________
Total shareholders' equity		1,872,674	1,573,197	452,719
		_________	_________	_________
Total liabilities and shareholders' equity, net		2,210,467	2,280,701	656,317
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month period ended March 31, 2002 and 2003

	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)

Operating revenues
Net sales		126,082	153,738	44,241
Royalty income	11(a)	15,325	24,196	6,963
		___________	___________	___________
Total revenues		141,407	177,934	51,204
		___________	___________	___________
Costs of operation
Operating costs		69,940	67,532	19,434
Depreciation		8,965	8,308	2,391
Exploration and development costs in operational mining sites		12,104	14,821	4,265
		___________	___________	___________
Total costs of operation		91,009	90,661	26,090
		___________	___________	___________
Gross margin		50,398	87,273	25,114
		___________	___________	___________
Operating expenses
General and administrative		15,038	16,757	4,822
Exploration costs in non-operational mining areas		3,692	8,667	2,494
Sales		5,522	4,906	1,412
Royalties		2,990	4,575	1,317
		___________	___________	___________
Total operating expenses		27,242	34,905	10,045
		___________	___________	___________
Operating income		23,156	52,368	15,069
		___________	___________	___________
Other income (expenses)
Gain from change in the fair value of derivative instruments	12(a)	-	91,620	26,365
Share in affiliated companies, net	5(d)	30,399	64,907	18,678
Realized gain (loss) on derivative instruments	12(b)	15,566	(1,288)	(371)
Interest income		2,289	1,186	341
Gain from exposure to inflation		175	856	246
Interest expense		(4,107)	(2,310)	(665)
Amortization of mining concessions	6	(4,120)	(3,975)	(1,144)
Loss from sale of subsidiary's shares	1(d)	(6,680)	-	-
Other, net		(3,849)	2,662	766
		___________	___________	___________
Total other income, net		29,673	153,658	44,216
		___________	___________	___________
Income before income tax and minority interest		52,829	206,026	59,285
Income tax		(5,772)	(6,441)	(1,854)
		___________	___________	___________
Income before minority interest		47,057	199,585	57,431
Minority interest		(1,923)	(13,330)	(3,836)
		___________	___________	___________
Net income		45,134	186,255	53,595
		__________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	13	0.35	1.46	0.42
		__________	__________	__________
Weighted average number of shares outstanding	13	127,225,692	127,225,692	127,225,692
		__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month period ended March 31, 2002 and 2003
	Capital stock
	_____________________________

	Number of shares	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Retained earnings	Cumulative translation adjustment	Unrealized gain on investments carried at fair value	Treasury shares	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2002	137,444,962	186,922	504	525,585	37,375	789,231	5,964	-	(19,418)	1,526,163
Declared and paid dividends, net of dividends paid to a subsidiary, note 9(e)	-	-	-	-	-	(27,601)	-	-	-	(27,601)
Capitalization of retained earnings, notes 9(a) and (b)	-	423,813	1,148	-	-	(424,961)	-	-	-	-
Transfer to legal reserve	-	-	-	-	4,621	(4,621)	-	-	-	-
Gain from sale of ADR, note 9(c)	-	-	-	19,681	-	-	-	-	4,123	23,804
Cumulative gain for translation of investment in Minera Yanacocha S.R.L.	-	-	-	-	-	-	4,971	-	-	4,971
Net income	-	-	-	-	-	45,134	-	-	-	45,134
	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2002	137,444,962	610,735	1,652	545,266	41,996	377,182	10,935	-	(15,295)	1,572,471
	__________	__________	__________	__________	__________	_________	__________	__________	__________	__________

Balance as of January 1, 2003	137,444,962	610,735	1,652	545,266	77,042	646,313	6,961	-	(15,295)	1,872,674
Declared dividends, note 9(e)	-	-	-	-	-	(41,759)	-	-	-	(41,759)
Investments kept at fair value, note 5(a)	-	-	-	-	-	(5,627)	-	16,036	-	10,409
Loss on derivative instruments, note 12(a)	-	-	-	-	-	(431,229)	-	-	-	(431,229)
Transfer to legal reserve	-	-	-	-	18,374	(18,374)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L.	-	-	-	-	-	-	(23,153)	-	-	(23,153)
Net income	-	-	-	-	-	186,255	-	-	-	186,255
	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2003	137,444,962	610,735	1,652	545,266	95,416	335,579	(16,192)	16,036	(15,295)	1,573,197
	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month period ended March 31, 2002 and 2003
	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	117,130	176,414	50,767
Collection of royalties	15,886	24,083	6,930
Collection of interest	2,275	2,440	702
Payments to suppliers and third parties	(46,289)	(76,052)	(21,885)
Payments to employees	(30,491)	(32,094)	(9,236)
Payments of exploration expenditures	(11,517)	(19,135)	(5,506)
Payments of income tax	(3,615)	(10,835)	(3,118)
Payments of royalties	(3,467)	(6,366)	(1,832)
Payments of interest	(3,527)	(3,824)	(1,100)
	________	________	________

Net cash provided by operating activities	36,385	54,631	15,722
	________	________	________
Investing activities
Purchase of plant and equipment	(18,628)	(10,816)	(3,112)
Proceeds from (payments by) derivative instruments settled	15,566	(1,288)	(371)
Proceeds from sale of plant and equipment	2,055	392	113
Development expenditures	(9,782)	(7,422)	(2,136)
Purchase of investments in shares	(3,865)	(1,500)	(432)
	________	________	________

Net cash used in investing activities	(14,654)	(20,634)	(5,938)
	________	________	________

Financing Activities
Decrease of bank loans, net	(26,845)	(8,621)	(2,481)
Increase (decrease) of long - term debt, net	2,216	(6,657)	(1,916)
Proceeds from sale of treasury ADR	23,804	-	-
	________	________	________
Net cash used in financing activities	(825)	(15,278)	(4,397)
	________	________	________

Net increase in cash during the period	20,906	18,719	5,387

Cash at beginning of period	86,317	90,642	26,084
	________	________	________

Cash at period-end	107,223	109,361	31,471
	________	________	_______

	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	45,134	186,255	53,595
Add (deduct)
Gain from change in the fair value of derivative instruments	-	(91,620)	(26,365)
Share in affiliated companies, net	(30,399)	(64,907)	(18,678)
Depreciation	9,087	8,791	2,530
Gain from exposure to inflation	(175)	(856)	(246)
Amortization of development costs in operational mining sites	4,279	3,870	1,114
Amortization of mining concessions	4,120	3,975	1,144
Net cost of retired plant and equipment	-	1,357	391
Loss on sale of plant and equipment	4,332	37	11
Minority interest	1,923	13,330	3,836
Deferred income tax	2,157	(516)	(148)
Loss on sale of investments in shares	6,680	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(24,507)	8,237	2,371
Inventories	6,246	(3,594)	(1,034)
Prepaid taxes and expenses	7,724	(1,715)	(493)
Decrease of operating liabilities -
Trade and other accounts payable	(216)	(8,013)	(2,306)
	________	________	________

Net cash provided by operating activities	36,385	54,631	15,722
	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of March 31, 2003 and 2002

1. Interim unaudited consolidated financial statements
    The accompanying interim consolidated financial statements have been prepared from the accounting books and records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"), which are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level Index (IPM). According to such index, prices decreased 0.5 percent and increased 1.1 percent during the three-month period ended March 31, 2002 and 2003, respectively.

Figures presented in the consolidated financial statements as of December 31, 2002 and for the three-month period ended March 31, 2002 have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) at March 31, 2003.

(b) The criteria and accounting principles used by Management in the following interim consolidated financial statements preparation, which should be read together with the 2002 audited report, are similar to those used in the preparation of Buenaventura's annual consolidated financial statements, except for matters related to the adoption of IAS 39, Recognition and Measurement of Financial Instruments, effective January 1, 2003 (see notes 5 and 12). Additionally, in preparing the interim consolidated financial statements, Management made certain estimates and assumptions; accordingly actual results may differ from those presented in this report.

(c) Certain figures of the consolidated financial statements as of December 31, 2002 and for the three-month period ended March 31, 2002 have been reclassified to conform to presentation standards adopted for 2003 financial reporting purposes.

(d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	_________________________________________________________
	December 31, 2002		March 31, 2003
	_________________________		_________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Economic activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Cedimin S.A.C.	-	100.00	44.83	55.17	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	100.00	-	100.00	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.02	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, this entity transferred to Yanacocha its exploration and exploitation rights to the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.

Minera Shila S.A.C.	50.00	50.00	-	-	Extraction, concentration and commercialization of concentrates, primarily gold. This Company was absorbed by Cedimin S.A.C. effective January 2, 2003.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

During the first quarter of 2003, the Company purchased 1,572,000 shares of its subsidiary Inversiones Colquijirca S.A. for S/1 per share. As a result of this transaction the Company's ownership in Inversiones Colquijirca S.A. increased from 59.02% as of December 31, 2002 to 59.90% as of March 31, 2003.

On March 31, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca's shares for US$2,000,000. From this amount, US$1,500,000 will be collected in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 will be collected on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction has generated a loss amounting to S/6,680,000, assuming a sales price of US$1,500,000, which is separately presented in the consolidated statements of income.

On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5% in 2004, 6% in 2005, 7% in 2006 and 8% in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$ 3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10% of yearly net sales effective January 1st, 2008. The Company's former carrying amount of the investment of S/5,189,000 (US$1,492,000) is shown as a long-term account receivable. No income was recognized on this transaction.

(e) The interim consolidated financial statements of the Company as of March 31, 2002 and for the three-month period then ended were reviewed by other independent auditors, whose report dated April 23, 2002 expressed that based on their review, they were not aware of any material modifications that should be made to those financial statements.

2. Convenience Translation of Peruvian Nuevos Soles amounts into
U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollars amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at March 31, 2003 (S/3.475 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as representation that the amounts of the consolidated financial statements in Peruvian Nuevos Soles have been, or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31,	As of March 31,
	2002	2003
	S/(000)	S/(000)

Cash	1,143	1,343
Current demand deposit accounts	5,887	13,570
Saving accounts	6,786	-
Time deposits
In local currency	73,805	69,804
In foreign currency	3,021	24,644
	_________	_________

	90,642	109,361
	_________	_________

(b) The Company maintains a time deposit in Peruvian currency for S/69,800,000 at an annual interest rate of 5.7 percent with maturity on April 9, 2003.

(c) On March 2003, the Company opened time deposits in foreign currency for US$6,000,000 with annual interest rates ranging from 1.10% to 1.25% and maturities between 15 and 30 days.

4. Inventories, net

(a) This item is made up as follows:

	As of December, 31 2002	As of March 31, 2003
	S/(000)	S/(000)

Mineral concentrates	31,669	37,858
Supplies	48,678	48,504
	_________	_________
	80,347	86,362

Less - Slow moving and obsolescence supplies reserves	5,939	5,939
	_________	_________

	74,408	80,423
	_________	_________

In Management's opinion, the reserve above created by current and prior year write-offs, is sufficient to cover the risks of slow moving and obsolete supplies at December 31, 2002 and March 31, 2003.

5. Investments in shares

This item is made up as follows:

	Equity ownership percentage		Amount
	___________________		___________________
	As of December31, 2002	As of March 31, 2003	As of December 31, 2002	As of March 31, 2003
	%	%	S/(000)	S/(000)
Investments carried at fair value (a)
Sociedad Minera Cerro Verde S. A.	9.17	9.17	19,383	29,792
Other			4,783	5,103
			_________	_________
			24,166	34,895
			_________	_________
Equity method investments
Minera Yanacocha S.R.L. (c)	43.65	43.65	1,159,467	1,201,387
Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	815	761
			_________	_________
			1,160,282	1,202,148
			_________	_________

			1,184,448	1,237,043
			________	________

(a) Until December 31, 2002, the Company carried at cost the investments in shares in entities in which its ownership is less than 20 percent, less any impairment recognized as a result of declines in value deemed to be permanent. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that these investments be measured at fair value, and changes in this value be recognized separately in the statement of changes in shareholders' equity. The initial effect on the adoption of this IAS must be recorded as a debit or credit to retained earnings. Accordingly, the Company has recorded a charge of S/5,627,000 to retained earnings, and presents the change in its fair value occurred during the first quarter of 2003 of S/16,036,000 in the caption "unrealized gain on investments in shares carried at fair value" in the consolidated statement of shareholders' equity.

The Company has determined the fair value as of March 31, 2003 based on the quoted market price of Sociedad Minera Cerro Verde S.A.'s shares as of that date. The Company has not considered the fair value of the other investments due to the effect is not material to the interim consolidated financial statements.

(b) The amount to be recorded as equity participation in Minera Yanacocha S.R.L (hereinafter, "Yanacocha") was determined from audited financial statements as of December 31, 2002 and unaudited financial statements as of March 31, 2003.

(c) The calculation of the equity investment in Yanacocha is as follows:

	As of March 31,
	_______________________
	2002	2003
	S/(000)	S/(000)

Yanacocha shareholders' equity at beginning	1,808,431	2,414,002
Participation percentage	43.65%	43.65%
	_________	_________
Company's participation in Yanacocha equity as of January 1st	789,380	1,053,712
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	125,461	117,213
Elimination of intercompany gains (ii)	(12,441)	(11,458)
	_________	_________
Balance of investment as of January 1st	902,400	1,159,467
Participation in Yanacocha income	32,716	66,791
Amortization of payment above the book value of Yanacocha's shares (i)	(2,484)	(2,035)
Realization of intercompany gains (ii)	199	317
Cumulative translation effect	4,971	(23,153)
Other	(2,977)	-
	_________	_________
Balance as of March 31,	934,825	1,201,387
	_________	_________

(i) Corresponds to a premium paid over the book value of Yanacocha shares in previous years, in connection with the Company's acquisition of an additional 11.35 percent interest in Yanacocha, through exercise of its preferential rights.

(ii) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

(d) The amount recognized in the consolidated statements of income as "share in affiliated companies, net" is made up as follows:

	For the three-month period ended as of March 31,
	_____________________________
	2002	2003
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	30,431	65,073
Other	(32)	(166)
	_________	_________

	30,399	64,907
	_________	_________

The share in Yanacocha's income has increased in the three-month period ended March 31, 2003, as compared to the same period of 2002, due mainly to the following reasons: (i) the increase of the realized gold price from US$290 per ounce during the three-month period ended March 31, 2002 to US$352 per ounce during the three-month period ended March 31, 2003, (ii) increase of the volume of ounces of gold sold from 483,201 during the three-month period ended March 31, 2002 to 652,655 during the three-month period ended March 31, 2003, and (iii) decrease of cash cost per ounce from US$146 during the three-month period ended March 31, 2002 to US$134 during the three-month period ended March 31, 2003. Increased revenues have been partially offset by an increase in asset retirement and restoration obligations of US$36 million (Buenaventura equity participation of US$16 million).

(e) Presented below is selected information about Yanacocha, the Company's most significant investment:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru.

Summary financial information based on the Yanacocha financial statements -

Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary data from the Yanacocha balance sheet as of December 31, 2002 (audited) and March 31, 2003 (unaudited):

	2002	2003
	US$(000)	US$(000)

Total assets	1,055,280	1,199,409
Total liabilities	374,755	475,345
Shareholders' equity	680,525	724,064

Summary data from the Yanacocha statements of income for the three-month period ended March 31, 2002 and 2003 (unaudited) :

	2002	2003
	US$(000)	US$(000)

Total revenues	140,303	230,041
Operating income	26,710	70,169
Net income	20,846	43,606

6. Mining concessions, net

Corresponds to the amount paid over the fair value of net assets as a result of the additional purchase of ownerships in subsidiaries. Movements within the mining concession cost and accumulated amortization accounts were as follows:

	Balance as of December 31, 2002	Additions	Retirements	Balance as of March 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Cedimin S.A.C.	166,128	-	-	166,128
Inversiones Colquijirca S.A.	40,132	-	-	40,132
Consorcio Energético de Huancavelica S.A.	8,609	-	-	8,609
Sociedad Minera El Brocal S.A.A.	5,409	-	(166)	5,243
	_________	_________	_________	_________
	220,278	-	(166)	220,112
	_________	_________	_________	_________

Accumulated amortization
Cedimin S.A.C.	30,416	2,572	-	32,988
Inversiones Colquijirca S.A.	14,213	1,035	-	15,248
Consorcio Energético de Huancavelica S.A.	955	213	-	1,168
Sociedad Minera El Brocal S.A.A.	926	155	-	1,081
	_________	_________	_________	_________
	46,510	3,975	-	50,485
	_________	_________	_________	_________

Net cost	173,768			169,627
	_________			_________

7. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	As of December 31, 2002	As of March 31, 2003
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.68% to 4.45%	10,661	4,795
Banco Wiese Sudameris	5.27%	4,922	3,875
Banco Internacional del Perú - Interbank	Ranging from 5.18% to 5.32%	7,107	5,352
Banco Interamericano de Finanzas - BIF	Ranging from 4.32% to 4.48%	3,127	-

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	7,722	-
Banco Wiese Sudameris	3.88%	6,397	-
Banco de Crédito del Perú	Ranging from 2.62% to 3.07%	3,554	19,808

Other subsidiaries		336	1,375
		_______	_______

		43,826	35,205
		________	________

Bank loans were obtained to finance working capital needs and have short-term maturities. Loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrates inventories. The other bank loans do not have specific guarantees.

8. Long term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

	Guarantee	Annual interest rate	Maturity rate	As of December 31, 2002	As of March 31, 2003
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	4.50%	January 2008	71,075	69,500

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.20% (2.866% as of March 31, 2003)	April 2005	33,109	28,900

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (5.029% as of March 31, 2003)	September 2006	19,546	19,111

Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6.00% (7.279% as of March 31, 2003)	December 2006	6,007	5,819
Other				786	536

				_________	_________
				130,523	123,866

Less Current portion				17,192	18,643
				_________	_________

Long-term portion				113,331	105,223
				_________	_________

    This note contains a quarterly roll over provisión, has a final maturity date in 2006 and is fully guaranteed by Buenaventura. In January 2003, this loan was rolled over and an annual interest rate of 4.50% was established.
    This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú, see (i).

(b) The long-term debt maturity schedule of the non-current portion of long-term debt is as follows:

Year ended March 31,	Amount
S/(000)

2005	22,095
2006	9,240
2007	4,388
2008	69,500
_________

105,223
_________

9. Shareholders' equity

(a) Capital stock -

As of March 31, 2003 the capital stock is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Capital stock	549,780	60,955	610,735
	________	_______	______

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/186,922,000 to S/610,735,000, in constant values as of March 31, 2003) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (S/423,813,000 in constant values as of March 31, 2003),

S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares Series A as common shares. Both decisions were effective May 3, 2002, at which date the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each.

(b) Investment shares -

As of March 31, 2003 the investment shares is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Investment shares	1,489	163	1,652
	_____	_____	___

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (From S/504,000 to S/1,652,000, in constant values as of March 31, 2003), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,148,000 in constant values as of March 31, 2003). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

(c) Additional paid-in capital -

The additional paid-in capital principally relates to the premium received on the issuance of Series B common shares. Additionally, it includes a gain that resulted from the sale of treasury ADR.

In the first quarter of 2002, Condesa sold to third parties an additional 314,500 ADR for approximately S/23,804,000, realizing a gain of S/19,681,000, which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/29,897,000 (equivalent to S/0.21 per share) from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,296,000 paid to a subsidiary. The dividends were available to shareholders from April 2002.

The Annual Shareholders meeting held on March 31, 2003 approved a cash dividend of S/41,759,000 (equivalent to S/0.303 per share) from retained earnings as of December 31, 2002. These dividends will be available to shareholders from April 25, 2003 and are included as dividends payable in the consolidated balance sheets as of March 31, 2003.

10. Legal proceedings

Damages claimed by a French citizen

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand.

At this date is not possible to predict when the court will rule on the motions, the possible outcome of such motions or a possible range of loss.

11. Transaction with affiliated companies

(a) S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha., and receives a 3 percent royalty on the net sales of Yanacocha. For the three-month period ended March 31, 2003, royalties earned amounted to S/24,196,000 (S/15,325,000 for the three-month period ended March 31, 2002) and are presented as royalty income in the consolidated statements of income.

(b) In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/2,746,000 for the three-month period ended March 31, 2003.

(c) In November 2000, Consorcio Energético de Huancavelica S.A. signed an agreement with Yanacocha for the construction of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work should be finished in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services for the three-month period ended March 31, 2002 and 2003 amounted to approximately S/3,308,000 and S/3,384,000, respectively.

(d) As a result of these and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies:

	As of December 31, 2002	As of March 31, 2003
	S/(000)	S/(000)

Receivable
Minera Yanacocha S.R.L.	30,481	30,163
Other	180	175
	_________	_________
	30,661	30,338
	_________	_________

Payable
Compañía Minera Coimolache S.A.	22	22
	_________	_________

12. Derivative financial instruments

(a) Until December 31, 2002, the Company did not account for the fair value of the derivative instruments and only disclosed the amount in notes to the consolidated financial statements. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that the derivative instruments be recognized as assets or liabilities in the consolidated balance sheet, and measured at their fair value. The initial effect on the adoption of this IAS must be recorded as a debit or credit to retained earnings. Subsequent changes in the fair value must be recognized in the results of the period, unless certain criteria specified in IAS 39 are met.

Management's intention is to hold derivative instruments to hedge the fluctuations in metal prices, mainly gold and silver, and not for trading purposes; however, the Company does not meet all the criteria stated in IAS 39 to accounted for the derivative instruments as a hedge. Accordingly, the Company has recorded their derivative instruments as follow:
    Recorded a charge of S/431,229,000 to retained earnings that includes a minority interest effect of S/4,057,000, and
    Recognized a gain of S/91,620,000 due to the change in fair value occurred during the first quarter of 2003, which is presented as other income in the consolidated statement of income.

In addition, S/335,552,000 is presented as a liability in the consolidated balance sheet in connection with the fair value of the open derivate instruments as of March 31, 2003, as detailed in the paragraph (c) below.

(b) For the three-month period ended March 31, 2003, the Company recognized expenses amounting to S/1,288,000 (revenues amounting to S/15,566,000 for three-month period ended March 31, 2002) in connection with derivative operations settled in those periods.

(c) The tables below present details related to commodity derivative instruments outstanding as of March 31, 2003:

Compañía de Minas Buenaventura S.A.A. -

Metal	Quantity (ounces)		Collared price range	Period
	______________________
	Minimum	Maximum	(US$/Oz)

Silver	5,350,000(i)	9,575,000	US$5.80 to US$6.20	April 2003 - August 2006
Gold	692,500(ii)	3,404,000	US$332.13 to US$420	April 2003 - December 2011

    Includes:
      3,200,000 Oz Ag with a guaranteed minimum sale price of US$5.80 Oz/Ag (minimum price valid only and when silver price is above US$4.15 Oz/Ag) and a maximum sale price of US$6.20 Oz/Ag.
        1,025,000 Oz Ag with a guaranteed sales price of US$6 Oz/Ag, only and when the silver price is above US$4 Oz/Ag.

  (ii) Includes guaranteed sales 135,000, 202,500 and 45,000 Oz Au only and when gold prices are above US$279.50, US$265 and US$290 Oz/Au, respectively.

  Sociedad Minera El Brocal S.A.A.

Metal	Quantity	Price	Period

Call options
Zinc	8,100 MT	US$900/MT	April 2003 - December 2003
Put options
Zinc	16,200 MT	US$775/MT	April 2003 - December 2003

Future contracts
Zinc (*)	8,100 MT	US$895/MT	April 2003 - December 2003
Zinc	8,100 MT	US$869/MT	April 2003 - December 2003
Zinc	4,050 MT	US$860/MT	April 2003 December 2003
Silver	450,000 Oz	US$5.10/Oz	April 2003 - December 2003
Silver	225,000 Oz	US$5.05/Oz	April 2003 - December 2003

  (*) This derivative instrument has a daily fade-out provision if zinc price is at or below US$ 750/MT.

  (d) The Company maintains a foreign currency forward contract for US$20,186,391 that expires on April 9, 2003 and has a specific exchange rate of S/3.5081 for each U.S. dollar.

  13. Basic and diluted earnings per share

  The computation of the basic and diluted earnings per share for the three-month period ended March 31, 2002 and 2003 is presented below:

	For the three-month period ended March 31,
	_____________________________
	2002	2003

Net income (numerator)	S/45,134,000	S/186,255,000
Shares (denominator)	127,225,692	127,225,692
Earnings per share	S/0.35	S/1.46

  The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month period ended March 31, 2002 and 2003 was determined as follows:

	2002	2003

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - treasury shares	10,591,590	10,591,590
	___________	___________

	127,225,692	127,225,692
	__________	__________

  14. Statistical data

  Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month period ended March 31, 2002 and 2003 are as follows:

  (a) Mineral volumes sold were:

	2002	2003

Gold	62,734 Oz	76,668 Oz
Silver	3,112,469 Oz	2,062,064 Oz
Lead	5,234 MT	4,565 MT
Zinc	11,340 MT	13,603 MT
Copper	-	66 MT

  (b) Average sales prices were:

	2002	2003
	US$	US$

Gold	287.89/Oz	349.80/Oz
Silver	4.43/Oz	4.67/Oz
Lead	489.66/MT	459.45/MT
Zinc	793.36/MT	785.96/MT
Copper	-	1,656.11/MT

  15. Explanation added for English language translation

  The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

  Signature

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Compañía de Minas Buenaventura S.A.A.

  /s/ CARLOS E. GALVEZ PINILLOS

  Carlos E. Gálvez Pinillos

  Chief Financial Officer

  Date: April 25, 2003